SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

RELEVANT FACT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLIC COMPANY

Centrais Elétricas Brasileiras S.A. (“Company” or “Eletrobras”) hereby informs its shareholders and the market in general that, it has signed a Memorandum of Understanding (the “Agreement”) to settle the securities class action lawsuit (“Action”) pending against it in the U.S. District Court for the Southern District of New York (the “Court”).

The Agreement is intended to resolve all pending claims brought by purchasers of Eletrobras’ common and preferred American Depository Shares (“ADS”) during the class period alleged in the Action.  The Agreement, which is subject to approval by the Court as described below, eliminates the risk of an adverse judgment at trial, which, as Eletrobras has previously disclosed, could have a material adverse effect on the company and its financial situation.

Under the Agreement, the Action would be resolved for a payment of US$ 14.75 million to the settlement class.  The Agreement is subject to approval by the Court and, consistent with the applicable rules of the Court, class members will have rights to object and/or opt out of the settlement.

The Agreement does not constitute an admission of wrongdoing or misconduct by Eletrobras, and Eletrobras continues to deny the allegations and claims in the Action.  Given the risks of a trial by jury and the particularities of U.S. procedure and securities laws, Eletrobras believes that this Agreement is in the company’s and its shareholders’ best interests.

This Agreement will be submitted shortly to the Court for preliminary review and approval.  If preliminary approval is granted, settlement class members will be notified of the terms of the settlement and their rights under applicable rules of the Court.  After the Court considers any objections from class members and conducts a hearing to ascertain the fairness of the proposed settlement, the Court will decide whether to grant final approval.

Rio de Janeiro, May 02 2018.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 1, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.